Room 4561

January 12, 2007

Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

Re: Automatic Data Processing, Inc.
        Form 10-K for the fiscal year ended June 30, 2006
        Filed August 30, 2006
        File No. 001-05397

Dear Mr. Sheldon:

        We have reviewed your response letter dated November 17, 2006 and have the
following comment. Please note that we have limited our review to the matters addressed in
the comment below. We may ask you to provide us with supplemental information so we may
better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall disclosure
in your filing. We look forward to working with you in these respects. We welcome any
questions you may have about our comments or on any other aspect of our review. Feel free
to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on August 30, 2006

Statements of Consolidated Earnings-page 41

1. We note your response to comment 4 of our letter dated November 3, 2006 which
    indicates that the income statement line item "operating expenses" is not the equivalent
    of "costs and expenses applicable to sales or revenue" (costs of revenue) as defined in
    Rule 5-03 of Regulation S-X and your proposal to include such information in a
    footnote. We believe that your presentation on the face of the statements of
    consolidated earnings should comply with the requirement to identify the cost of
    revenue as described in Rule 5-03(2) of Regulation S-X. You could include a new
    heading on the statements of consolidated earnings labeled "cost of revenues" and list

below that the line items "operating expenses", "systems development and programming costs", and the portion of "depreciation and amortization" that relates to the sale of the services and products and subtotal these three line items in a new line item called "total cost of revenue." These revisions can be made by adding a header caption and a subtotal caption and can be shown prospectively. It appears that this presentation would retain the information you want to present to the readers of your financial statements and comply with the disclosure requirements of the Rule. You should also include a footnote in the financial statements that describes the reason for the change in classification (i.e., to comply with Rule 5-03 of Regulation S-X). The footnote should also disclose the cost of revenue amounts for each of the past five years including how these amounts were calculated using the various line items previously presented in the statements of consolidated earnings.

*   *   *   *   *

As appropriate, please amend your filings in response to this comment. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please call Morgan Youngwood at (202) 551-3479 or myself at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief